August 3, 2011
Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Teekay Offshore Partners L.P.
Registration Statement on Form F-3
Filed July 21, 2011
File No. 333-175685
Dear Mr. Dobbie:
We have reviewed your letter to us of August 2, 2011 setting forth staff comments on the Teekay Offshore Partners L.P. (the “Company”) Registration Statement on Form F-3 filed on July 21, 2011 (the “Registration Statement”). This letter responds to the comments in your letter. For your convenience, the responses have been keyed to the comments. Page numbers refer to the Registration Statement as filed.
Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement.
Marshall Islands Tax Considerations, page 31
1.   Please revise the first sentence to clarify that the prospectus discussion is the opinion of Watson, Farley & Williams (New York) LLP rather than “based on the opinion.”
Response to Comment No. 1:
We have revised page 31 as requested. The first sentence on this page now states that the discussion is the opinion of Watson, Farley & Williams (New York) LLP.
Plan of Distribution, page 33
2.   Please disclose that the selling securityholder may be deemed an underwriter.
Response to Comment No. 2:
We have revised page 33 as requested. We added a sentence to the second paragraph on this page stating that the selling securityholder may be deemed to be an underwriter within the meaning of the U.S. Securities Act of 1933.

Exhibit 5.1
3.   The legality opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise the third to last paragraph on page 2 accordingly or confirm that you will refile the opinion on the date of effectiveness.
Response to Comment No. 3:
We confirm that we will refile this opinion on the date of effectiveness.
Exhibit 8.2
4.   The tax opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise the second full paragraph on page 2 accordingly or confirm that you will refile the opinion on the date of effectiveness.
Response to Comment No. 4:
We confirm that we will refile this opinion on the date of effectiveness.
[Signature page follows]

Please feel free to contact me if you would like to discuss any of the matters contained in this letter.

Sincerely,
/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer

cc:   David Matheson (Perkins Coie LLP)

3